UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 3/11/02

For the month of March 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

i:\....\6K\Form6-k.doc

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report to the Shareholders

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company. The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

(signed) E. M. Siegel, Jr.
President and Chief Executive Officer

(signed) Brian R. Hedges
Executive Vice President and
Chief Financial Officer

Auditors' Report

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(signed) Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 1, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. During fiscal 2001, the Company adopted new Canadian accounting standards described in Note 2 to the financial statements.

(signed) Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 1, 2002

Consolidated Balance Sheets

At December 31 ($000)	**2001**	2000
ASSETS		
Current		
Cash	**$ 17,151**	$ 8,923
Accounts receivable	**197,716**	248,296
Inventories	**265,417**	290,991
Prepaid expenses and other assets	**5,099**	4,319
Income taxes recoverable	**5,297**	10,735
	490,680	563,264
Property, Plant and Equipment (Note 5)	**109,039**	99,247
Deferred Financing Charges	**6,177**	7,613
Goodwill	**15,123**	7,843
Future Income Tax Assets (Note 10)	**12,653**	11,292
Other Assets (Note 6)	**3,197**	5,198
	$636,869	$694,457
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (Note 7)	**$ -**	$ 21,234
Accounts payable and accrued liabilities	**162,180**	192,486
Income taxes payable	**165**	513
	162,345	214,233
Long-Term Debt (Note 8)	**214,105**	217,525
Pensions and Benefits (Note 14)	**9,242**	9,143
Future Income Tax Liabilities (Note 10)	**4,459**	5,501
	390,151	446,402
Contingencies and Commitments (Note 16)		
Shareholders' Equity		
Preferred shares (Note 11)	**30,000**	30,000
Shareholders' equity (Note 11)	**216,718**	218,055
	246,718	248,055
	$636,869	$694,457

ON BEHALF OF THE BOARD,

(signed) John W. Robinson
Director

(signed) Lise Lachapelle
Director

Consolidated Statements of Earnings and Retained Earnings

For the Years Ended December 31 *($000 except per share data)*	**2001**	2000	1999
Revenues	**$1,402,509**	$1,530,978	$1,415,392
Cost of sales and operating expenses	**1,351,888**	1,464,836	1,356,172
Earnings before the following	**50,621**	66,142	59,220
Restructuring costs (Note 3)	**2,400**	-	-
Foreign exchange loss (Note 12)	**1,383**	-	-
Debt repurchase costs	**391**	-	-
Interest expense – net (Note 9)	**23,017**	23,849	19,343
Loss on sale of business (Note 4)	**6,000**	-	-
Acquisition costs (Note 3)	**1,688**	-	-
Earnings before income taxes	**15,742**	42,293	39,877
Provision for (recovery of) income taxes (Note 10)	**7,134**	18,393	(1,979)
Net earnings for the year	**8,608**	23,900	41,856
Retained Earnings --			
Distributions			
Dividends on preferred shares	**(2,250)**	(2,250)	(2,250)
9% Convertible Debentures (Note 9)	**-**	-	(2,885)
	(2,250)	(2,250)	(5,135)
Earnings available to common shareholders	**6,358**	21,650	36,721
Dividends on common shares	**(7,596)**	(5,854)	-
Amount related to common shares purchased for cancellation	**-**	(8,944)	(1,097)
Retained earnings, beginning of the year	**101,699**	76,182	54,862
Adjustment for income taxes (Note 2)	**-**	18,665	-
Adjustment for pensions and benefits (Note 2)	**-**	-	(14,304)
Retained earnings, end of the year (Note 11)	**$ 100,461**	$ 101,699	$ 76,182
Basic and diluted earnings per common share	**$ 0.17**	$ 0.53	$ 0.74

Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	**2001**	2000	1999
Operating activities			
Net earnings for the year	**$ 8,608**	$ 23,900	$ 41,856
Depreciation and amortization	**14,663**	14,245	12,444
Future income taxes	**3,503**	15,449	665
Loss (gain) on sale of fixed assets	**(113)**	455	111
Restructuring costs	**2,400**	-	-
Foreign exchange loss	**1,093**	-	-
Debt repurchase/redemption costs	**391**	-	1,087
Loss on sale of business	**6,000**	-	-
Acquisition costs	**1,688**	-	-
Cash from operating activities before working capital	**38,233**	54,049	56,163
Changes in non-cash working capital items			
Accounts receivable	**69,182**	(17,277)	16,653
Inventories	**36,772**	(28,558)	77,263
Accounts payable and accrued liabilities	**(46,328)**	(3,802)	(8,872)
Current income taxes	**(4,397)**	(9,919)	-
Other	**(323)**	274	273
Change in non-cash working capital	**54,906**	(59,282)	85,317
Cash from (used in) operating activities	**93,139**	(5,233)	141,480
Financing activities			
Increase (decrease) in bank borrowing	**(38,441)**	15,964	(90,892)
Dividends on common shares	**(7,596)**	(5,854)	-
Distributions	**(2,250)**	(2,250)	(5,135)
Redemption/repurchase of long-term debt	**(14,808)**	-	(198,209)
Issue of long-term debt	**-**	-	184,050
Purchase of common shares	**-**	(39,444)	(12,481)
Deferred financing costs	**(29)**	(577)	(7,070)
Cash used in financing activities	**(63,124)**	(32,161)	(129,737)
Investing activities			
Purchase of fixed assets	**(8,152)**	(13,020)	(17,249)
Proceeds on sale of fixed assets	**255**	108	341
Purchase of businesses (Note 3)	**(25,288)**	(4,500)	-
Proceeds on sale of businesses (Note 4)	**10,397**	-	-
Proceeds from assets held for sale	**-**	42,335	(1,062)
Other	**1,001**	1,426	(6,429)
Cash from (used in) investing activities	**(21,787)**	26,349	(24,399)
Increase (decrease) in cash	**8,228**	(11,045)	(12,656)
Cash position, beginning of the year	**8,923**	19,968	32,624
Cash position, end of the year	**$ 17,151**	$ 8,923	$ 19,968

1. Summary of Significant Accounting Policies

a) Principles of consolidation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 17.

b) Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c) Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 years for buildings, 10 years for machinery and equipment, 5 years for leasehold improvements and 2 to 5 years for computer equipment. Depreciation expense was $12,993,000 in 2001 (2000 - $11,863,000; 1999 - $9,987,000).

d) Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,237,000 in 2001 (2000 - $1,304,000; 1999 - $1,382,000).

e) Goodwill and amortization

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill on acquisitions prior to July 1, 2001 is amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value. Amortization recorded in 2001 was $433,000 (2000 - $1,078,000; 1999 - $1,075,000). For 2000 and 1999 goodwill was amortized over a period not exceeding 20 years. This change reduced amortization by $529,000 for the year ended December 31, 2001. Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 2).

f) Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g) Income taxes

The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial accounting and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company adopted the new Canadian accounting standards for income taxes effective January 1, 2000 (see Note 2).

Prior to January 1, 2000, the Company used the deferral method of tax allocation. The 1999 income tax figures are presented in accordance with the former standard.

h) Foreign currency translation

The accounts of foreign subsidiaries are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the year. The resulting gains or losses are accumulated as a separate component of shareholders' equity.

Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the separate component of shareholders' equity. Effective January 1, 2001, the Company adopted the new Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 2).

i) Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2001 was 37,981,501 (2000 – 41,068,870; 1999 - 49,573,917).

j) Stock-based compensation

The Company adopted the new accounting standard for stock-based compensation and other stock-based payments. The Company has chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the new standard. As required by the standard, pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used (see Note 11).

k) Revenue recognition

Revenue is recognized when the goods are shipped to the customer. Revenue on certain sales in the energy segment, where the Company acts as an agent, is also recognized when the goods are shipped and is presented on a net basis.

l) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, provisions for environmental cleanup costs of previously discontinued operations, inventories and other contingencies represent management's best estimates. Actual results could differ from these estimates.

2. Change in Accounting Policies

a) Effective July 1, 2001, the Company adopted the new accounting standard for business combinations. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and the goodwill generated from these acquisitions is not amortized as required by the transitional provisions of the goodwill standard. Effective January 1, 2002, the Company has adopted the entire standard for goodwill and other intangible assets and has ceased the amortization of goodwill for acquisitions prior to July 1, 2001.

b) Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   The Company elected to adopt these standards retroactively without restatement. The cumulative effect of adopting the standard was an increase in net tax assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000 as of January 1, 2000.

c) Effective January 1, 1999, the Company adopted the new Canadian accounting standards for employee future benefits and elected to adopt retroactively with no restatement. These new standards require accrual accounting for retirement and post-employment benefits and the use of current market rates to estimate the present value of the pension liability. The transitional obligation of $14,304,000 arising out of the application of the new standards has been charged to retained earnings in 1999. The effect of the change in the accounting policy was not significant to the earnings in the periods reported.

d) Effective January 1, 2001, the Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments. Under the new earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued. Under the new accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no longer deferred and amortized. The new accounting standard on stock-based compensation permits the intrinsic value-based method of accounting for stock-based compensation. The implementation of these standards does not have a material effect on the Company's results of operations, financial position or cash flows.

3. *Business Acquisitions*

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million. The acquisition was to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations. Costs associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million, of which $0.8 million is deductible for tax. The costs of restructuring the Russel Metals locations of $2.4 million have been charged to income.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods, for $4.5 million cash and assumed bank debt of $5.3 million. Additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill. The additional amount related to 2001 is $102,000 (2000 - $509,000).

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

Net assets acquired, at assigned values at acquisition dates:

($000)	**2001**	2000
Accounts receivable	**$ 12,323**	$16,503
Inventories	**15,945**	4,587
Fixed assets	**16,693**	53
Other assets	**510**	12
Goodwill	**8,321**	3,000
Total assets	**53,792**	24,155
Accounts payable and accrued liabilities	**(8,203)**	(14,385)
Future income taxes	**(3,181)**	-
Net identifiable assets	**42,408**	9,770
Bank debt assumed	**(17,120)**	(5,270)
Net assets acquired	**$ 25,288**	$4,500

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

4. Divestitures

Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company's Tulsa based energy sector operation for cash of $9.6 million on June 15, 2001. This sale resulted in a loss on sale of business of $6.0 million.

5. Property, Plant and Equipment

($000)		**2001**		2000
	Cost	**Net**	Cost	Net
Land and buildings	**$ 71,157**	**$ 41,948**	$ 61,030	$ 33,461
Machinery and equipment	**153,647**	**56,601**	144,090	54,832
Leasehold improvements	**24,933**	**10,490**	24,830	10,954
	$249,737	**$ 109,039**	$ 229,950	$ 99,247

6. Other Assets

Other assets include demand loans to officers at prescribed interest rates for the purchase of Company shares in the amount of $741,670 (2000 - $226,000).

7. Revolving Credit Facilities

The Company has a credit facility with a syndicate of banks which provides a line of credit to a maximum of $253.8 million, including letters of credit. The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2001. The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of substantially all of the Company's operations. At December 31, 2001, the Company had no borrowings (2000 - $12.0 million) and letters of credit of $10.5 million (2000 - $9.7 million) under this facility.

In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2001, these subsidiaries had borrowings of US $0.5 million (2000 - US $8.0 million) and letters of credit of US $1.8 million (2000 - US $3.0 million).

8. Long-Term Debt

($000)	**2001**	2000
10% Senior Notes (2001-US $115.6 million; 2000 - US $125.0 million) due June 1, 2009	**$184,105**	$187,525
8% Subordinated Debentures due June 15, 2006	**30,000**	30,000
	$214,105	$217,525

a) 10% Senior Notes

On May 26, 1999, the Company completed the issue of Senior Notes of US $125 million due June 2009 bearing interest at 10%. The proceeds of this issue plus cash on hand were used to redeem the outstanding 10.25% Senior Notes of US $87.0 million on June 25, 1999 and the outstanding 9% Convertible Debentures of $70.3 million on June 28, 1999. During the year ended December 31, 2001, the Company repurchased US $9.4 million of the 10% Senior Notes for US $9.4 million in cash.

US $69.4 million (2000 - US $75.0 million) of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company's net investment in foreign subsidiaries. The remaining US $46.2 million (2000 - US $50.0 million) are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. Subsidiary, on or after June 1, 2004 at 105% of the principal amount declining rateably to 100% of the principal amount on or after June 1, 2007. In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The notes contain certain restrictions on the payment of common share dividends.

b) 8% Subordinated Debentures

The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9. Interest expense

($000)	**2001**	2000	1999
Interest on long-term debt	**$21,396**	$21,533	$19,077
Other interest expense	**1,621**	2,316	266
	$23,017	$23,849	$19,343

Total interest paid by the Company in 2001 was $23,272,000 (2000 - $23,654,000; 1999 - $23,750,000). The 1999 amount paid includes the amount recorded in retained earnings as a distribution for the 9% Convertible Debentures included in equity.

10. Income taxes

a) The non-current future income tax balances consist of:

($000)	**2001**	2000
Future income tax assets		
Tax benefits of loss carryforwards	**$11,421**	$ 7,645
Plant and equipment	**(2,481)**	6,894
Pensions and benefits	**2,999**	3,261
Other timing	**2,572**	413
Unrealized foreign exchange charged to equity	**3,638**	1,290
Gross future income tax assets	**18,149**	19,503
Valuation allowance	**(5,496)**	(8,211)
Total future income tax assets	**12,653**	11,292
Future income tax liabilities		
Plant and equipment	**(4,530)**	(5,188)
Other timing	**71**	(313)
Total future income tax liabilities	**(4,459)**	(5,501)
Net future income taxes	**$ 8,194**	$ 5,791

b) The Company's effective income tax rate is derived as follows:

	2001	2000	1999
Average combined statutory rate	**41.9%**	43.5%	45.0%
Statutory tax rate changes	**(2.4)%**	0.9%	-
Large Corporation Tax	**2.8%**	0.6%	-
Rate difference of U.S. companies	**4.1%**	(0.7)%	-
Benefit of losses carried forward	**-**	-	(39.6)%
Benefit of current year timing differences	**-**	-	(11.3)%
Other	**(1.1)%**	(0.8)%	0.9%
Average effective tax rate	**45.3%**	43.5%	(5.0)%

At January 1, 2000, the Company adopted the new standard for income taxes. All tax losses that were determined more likely than not to be utilized were recognized on the balance sheet resulting in an increase in net current tax assets of $8.4 million, non-current future income tax balances of $9.4 million and shareholders' equity of $17.8 million.

Prior to 1999, the Company had determined under the previous standard that virtual certainty of realizing all tax benefits within Canada was not present and only balances relating to U.S. assets were recorded on the balance sheet. In 1999, current timing differences related to Canadian earnings were recorded as future tax assets.

c) The details of the income tax provision (recovery) are as follows:

($000)	**2001**	2000	1999
Current provision	**$ 3,631**	$ 2,944	$ 2,543
Future provision (recovery)	**3,881**	15,089	(4,522)
Statutory rate adjustments	**(378)**	360	-
	$7,134	$18,393	$ (1,979)

d) Income taxes paid (recovered) in 2001 were $2,058,000 (2000 - $3,838,000; 1999 - $(2,352,000)).

e) The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	**Year of Expiry**	**Amount**
	2004	$3,436
	2005	3,810
	2006	1,731
	2007	1,248
	2008	571

In addition, the Company has recorded a valuation allowance for timing differences of approximately $3.7 million (2000 - $7.5 million).

11. Shareholders' Equity

a) The components of shareholders' equity are as follows:

($000)	**2001**	2000
Common shares	**$122,071**	$122,071
Retained earnings	**100,461**	101,699
Cumulative translation adjustment	**(5,814)**	(5,715)
	$216,718	$218,055

b) At December 31, 2001, the authorized share capital of the Company consists of:

(i) an unlimited number of common shares without nominal or par value;
(ii) an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and
(iii) an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2001 and 2000. This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c) The number of common shares issued and outstanding at December 31 was as follows:

	Number of Shares	Amount ($000)
Balance, December 31, 1999	47,489,547	$152,571
Shares purchased - normal course issuer bid	(2,384,000)	(7,652)
- substantial issuer bid	(7,143,935)	(22,932)
Stock options exercised	19,900	84
Fractional shares bought and cancelled	(11)	-
Balance, December 31, 2001 and 2000	37,981,501	$122,071

In February 2001 and 2000, the Company received approval for a normal course issuer bid, allowing the Company to purchase its common shares on the open market over a twelve month period.

On March 6, 2000, the Company issued an offer to purchase for $30 million in cash up to 8 million of its common shares for not more than $4.25 and not less than $3.75, in the form of a dutch auction style substantial issuer bid. On March 31, 2000, the Company purchased 7,143,935 shares pursuant to this bid at $4.20 per share. The stated capital has been removed from the common share account and the remainder charged to retained earnings.

The common shares purchased were cancelled.

d) The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. Any consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

	Number of Options		Weighted Average Exercise Price	
	2001	2000	**2001**	2000
Balance, beginning of the year	**1,884,600**	1,552,100	**$4.45**	$4.73
Granted	**629,000**	483,000	**3.06**	3.59
Exercised	**-**	(19,900)	**-**	4.24
Expired	**(220,000)**	(130,600)	**5.44**	4.72
Balance, end of the year	**2,293,600**	1,884,600	**$3.97**	$4.45
Exercisable	**1,360,400**	1,134,433	**$4.39**	$4.82

The outstanding options at December 31, 2001 have exercise prices ranging from $3.00 to $6.375. These options expire in the years 2002 to 2011 and have a weighted average remaining contractual life of 7.8 years.

At January 1, 2001, the Company adopted the new accounting standard for stock-based compensation. As permitted by the standard, the Company has elected to account for stock options using the intrinsic value-based method.

Pro forma net earnings and earnings per share, as calculated under the fair value-based method are as follows:

($000 except per share data)	**2001**	2000	1999
Net earnings	**$ 7,707**	$22,862	$40,854
Basic earnings per common share	**$ 0.14**	$ 0.50	$ 0.72

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2001	2000	1999
Dividend yield	**5.0%**	5.0%	-
Expected volatility	**41.8%**	47.5%	48.9%
Expected life	**10 yrs**	10 yrs	10 yrs
Risk free rate of return	**5.0%**	5.0%	5.0%
Weighted average fair value of options granted	**$0.91**	$1.19	$2.33

12. Financial Instruments

a) Fair value

As at December 31, 2001 and 2000, the estimated fair value of financial assets, liabilities and off balance sheet instruments approximates their carrying values.

The estimated fair value of long-term debt as at December 31, 2001 and 2000 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	**2001**	2000
Long-term debt		
Carrying amount	**$214,105**	$217,525
Fair value	**217,458**	192,877

b) Credit risk

The Company, in the normal course of business, is exposed to credit risk from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

c) Interest rate risk

The Company is not exposed to significant interest rate risk. The Company's long-term debt is at fixed rates. The Company's bank debt that is used to finance working capital, which is short term in nature, is at floating interest rates.

d) Foreign exchange risk

The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2001, the Company had outstanding forward foreign exchange contracts in the amounts of US $6.0 million (2000 – US $4.5 million) and Euro 0.4 million (2000 – DM 0.9 million).

The Company has designated US $69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowing not required to hedge its net investment are charged to income as incurred. This resulted in a foreign exchange loss of $1.4 million in 2001.

13. Segmented Information

The Company conducts business primarily in three metals business segments.

i) Service center distribution

The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and selected regions in the United States.

ii) Energy sector distribution

The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers. These operations distribute pipe, tubular products and valves, primarily to the energy sector in Western Canada and the Western United States.

iii) Steel import/export

The Company's steel import/export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a) **Results by business segment:**

($000)	**2001**	2000	1999
Segment Revenues			
Service center distribution	**$ 706,173**	$ 804,043	$ 760,568
Energy sector distribution	**360,515**	331,383	274,519
Steel import/export	**321,454**	385,355	369,285
	1,388,142	1,520,781	1,404,372
Other	**14,367**	10,197	11,020
	$1,402,509	$1,530,978	$1,415,392
Segment Operating Profits			
Service center distribution	**$ 19,352**	$ 36,064	$ 39,501
Energy sector distribution	**18,406**	15,317	7,362
Steel import/export	**14,175**	20,126	17,811
	51,933	71,507	64,674
Other income	**6,177**	2,876	3,513
Corporate expenses	**(7,489)**	(8,241)	(8,967)
	$ 50,621	$ 66,142	$ 59,220
Identifiable Assets			
Service center distribution	**$ 298,098**	$ 297,702	$ 316,823
Energy sector distribution	**149,623**	179,384	124,240
Steel import/export	**112,941**	144,725	104,440
Identifiable assets by segment	**560,662**	621,811	545,503
Assets not included in segments			
Cash	**17,151**	8,923	19,968
Income tax assets	**17,950**	22,027	4,522
Deferred financing charges	**6,177**	7,613	8,249
Other assets	**3,197**	5,198	31,171
Corporate and other operating assets	**31,732**	28,885	47,033
Total assets	**$ 636,869**	$ 694,457	$ 656,446

b) **Results by geographic segment:**

($000)	**2001**	2000	1999
Segment Revenues			
Canada	**$ 941,105**	$1,032,222	$ 903,295
United States	**447,037**	488,559	501,077
	$1,388,142	$1,520,781	$1,404,372
Segment Operating Profits			
Canada	**$ 46,940**	$ 64,604	$ 56,306
United States	**4,993**	6,903	8,368
	$ 51,933	$ 71,507	$ 64,674
Identifiable Assets			
Canada	**$ 425,564**	$ 451,583	$ 390,850
United States	**135,098**	170,228	154,653
	$ 560,662	$ 621,811	$ 545,503

14. Pensions and Benefits

The Company maintains defined benefit pension plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components for the Company's pension and benefit expense include the following:

($000)	**2001**	2000	1999
Defined benefit pension plans			
Benefits earned during the year	**$1,237**	$1,204	$1,386
Interest cost on benefit obligation	**3,469**	3,332	2,838
Return on plan assets	**(3,396)**	(3,263)	(2,977)
Other	**(110)**	(194)	-
	1,200	1,079	1,247
Post retirement benefits	**380**	365	395
Defined contribution plans			
Paid during the year	**522**	764	1,020
	2,102	2,208	2,662
Related to discontinued operations	**(498)**	(505)	(484)
Pension and benefit expense	**$1,604**	$1,703	$2,178

The actuarial determinations were based on the following assumptions in each year:

	2001	2000	1999
Assumed discount rate – year end	**6.5%**	7.0%	7.5%
Expected long-term rate of return on plan assets	**7.0%**	7.0%	7.0%
Rate of increase in future compensation	**4.0%**	4.0%	4.0%
Rate of increase in future government benefits	**3.5%**	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 8% (2000-9%, 1999-10%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $392,000 or a decrease of $367,000 and an increase in net periodic cost of $28,000 or a decrease of $26,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans	
($000)	2001	2000	2001	2000
Reconciliation of accrued benefit obligation				
Balance, beginning of the year	**$49,831**	$41,958	**$5,297**	$4,976
Current service cost	**1,627**	1,612	**36**	33
Interest cost	**3,469**	3,332	**362**	366
Benefits paid	**(2,319)**	(2,396)	**(234)**	(214)
Plan amendments	**106**	-	**-**	-
Actuarial loss	**2,827**	5,325	**144**	136
Balance, end of the year	**$55,541**	$49,831	**$5,605**	$5,297
Reconciliation of fair value of plan assets				
Balance, beginning of the year	**$48,824**	$46,861	**$ -**	$ -
Actual return of plan assets	**(650)**	2,453	**-**	-
Employer contributions	**1,607**	1,498	**234**	214
Employee contributions	**390**	408	**-**	-
Benefits paid	**(2,319)**	(2,396)	**(234)**	(214)
Balance, end of the year	**$47,852**	$48,824	**$ -**	$ -
Unamortized amounts				
Funded status – surplus/(deficit)	**$(7,689)**	$(1,007)	**$(5,605)**	$(5,297)
Unrecognized prior service cost	**106**	-	**-**	-
Unamortized net actuarial loss/(gain)	**4,425**	(1,962)	**(582)**	(877)
Accrued benefit liability	**$(3,158)**	$(2,969)	**$(6,187)**	$(6,174)

As at December 31, 2001, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,954,000 (2000-$4,851,000). As at December 31, 2001, five (2000 – two) of the Company's pension plans, included in the previous table, had a projected benefit obligation of $43,247,000 (2000 - $19,527,000), a fair value of plan assets of $38,460,000 (2000 - $19,103,000) and an unfunded obligation of $4,787,000 (2000 - $424,000).

The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Approximately 4.7% of all active employees are entitled to retirement benefits.

($000)	**2001**	2000
Defined contribution plans		
Fair value of plan assets		
Canadian plans	**$ 5,479**	$ 216
401(k) U.S. plans	**20,249**	19,728
	$25,728	$19,944

In 2001, the above table includes the defined contribution plans of A. J. Forsyth.

($000)	**2001**	2000
Plans in the process of being wound up		
Fair value of plan assets	**$15,048**	$14,702
Projected benefit obligation	**(219)**	(189)
Surplus	**$14,829**	$14,513

The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations.

As at December 31, 2001, approximately 50% of all pension plan assets were invested in equities, 34% in fixed income securities, and 16% in cash.

15. Discontinued Operations

Prior to 1999, the Company had discontinued a number of operations which were in businesses other than metals. During 1999, the Company had earnings from discontinued operations of $1.9 million and allocated interest expense of $1.9 million resulting in net earnings of nil. Comparative figures have been reclassified in accordance with current year presentation.

16. Contingencies and Commitments

a) The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b) The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2002 - $8,035,000; 2003 - $6,486,000; 2004 - $4,895,000; 2005 - $3,421,000; 2006 - $2,356,000; 2007 and beyond - $4,009,000. Rental expense on operating leases were as follows: 2001 - $10,645,000, 2000 - $12,741,000, and 1999 - $13,192,000.

c) The Company is incurring site cleanup and restoration costs related to properties held for resale and discontinued operations. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for in discontinued operations based on management's best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

17. United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	**2001**	2000	1999
Net earnings for the year under Canadian GAAP	**$ 8,608**	$ 23,900	$ 41,856
Income taxes	**(360)**	360	18,665
Amortization of transitional obligation – pensions	**(561)**	(561)	(561)
Amortization of unrealized exchange loss on long-term debt	**-**	-	507
Unrealized exchange gain on long-term debt	**-**	-	767
Distribution on the 9% Convertible Debentures	**-**	-	(2,885)
Net earnings according to U.S. GAAP	**7,687**	23,699	58,349
Distributions – U.S. GAAP	**2,250**	2,250	2,250
Net earnings available to common shareholders – U.S. GAAP	**5,437**	21,449	56,099
Other comprehensive income items:			
Change in currency translation adjustment	**(2,803)**	(2,554)	586
Tax effect of change in currency translation adjustment	**2,704**	2,188	(898)
Minimum pension liability	**(5,178)**	(617)	-
Comprehensive earnings – U.S. GAAP	**$ 160**	$ 20,466	$ 55,787
Opening retained earnings and comprehensive earnings – U.S. GAAP	**$103,016**	$ 97,348	$ 34,247
Transitional obligation	**-**	-	8,411
Dividends on common shares	**(7,596)**	(5,854)	-
Amount related to common shares purchased for cancellation	**-**	(8,944)	(1,097)
Comprehensive earnings – U.S. GAAP	**160**	20,466	55,787
Closing retained earnings and comprehensive earnings – U.S. GAAP	**$ 95,580**	$103,016	$ 97,348
Basic earnings per common share – Canadian GAAP	**$ 0.17**	$ 0.53	$ 0.74
Basic earnings per common share – U.S. GAAP	**$ 0.14**	$ 0.52	$ 1.13

a) Effective January 1, 2000, the Company adopted the new Canadian accounting standards for accounting for income taxes. Prior to January 1, 2000, the Company followed the deferral method of tax allocation in accounting for income taxes. Under U.S. GAAP, the Company was required to account for future income taxes using the liability method whereby future tax assets and liabilities are measured at currently enacted tax rates and valuation allowances are required when it is not "more likely than not" that portions of the future tax assets will be realized. During 1999, the more likely than not standard was met on certain future tax assets resulting in a realization of prior year taxes of $18.7 million.

Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted. A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000. As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards. In 2001, this proposed change was enacted.

b) Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Four of the Company's plans have a minimum liability which has been charged to other comprehensive income under U.S. GAAP.

c) The portion of the gain or loss on translation of the Company's U.S. currency denominated debt, which is not used to hedge the Company's net investment in U.S. subsidiaries, was deferred and amortized over the remaining life of the debt. Under U.S. GAAP, the gain or loss on translation is included in income when it arises. In 2001 and 2000, the entire U.S. denominated debt was designated as a hedge.

d) The 9% Convertible Debentures, redeemed in June 1999, were split between long-term debt and shareholders' equity. Under U.S. GAAP, the debenture would have been treated as a debt instrument. Interest expense recorded as a distribution from retained earnings would have been included in net income.

e) Other comprehensive income also includes changes in the cumulative translation account and the taxes thereon. This account represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of foreign denominated assets and liabilities.

f) The Company adopted SFAS 133 Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138 effective January 1, 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

g) In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2). The Company has not determined the effect the impairment test will have on the results of operations and financial position of the Company; however, it may result in a write-off of goodwill in future periods. Also, during 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which are not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

2001

(Unaudited)	Three Months Ended Mar. 31	June 30	Sept. 30	Dec. 31	Year Ended Dec. 31
Revenues ($000)	**$ 398,697**	**$ 352,831**	**$ 336,832**	**$ 314,149**	**$1,402,509**
Earnings from operations ($000)	**13,981**	**12,932**	**12,338**	**11,370**	**50,621**
Earnings before taxes ($000)	**6,164**	**(566)**	**6,051**	**4,093**	**15,742**
Net earnings ($000)	**3,602**	**(694)**	**3,540**	**2,160**	**8,608**
Basic earnings per common share	**$ 0.08**	**$ (0.03)**	**$ 0.08**	**$ 0.04**	**$ 0.17**
Market price of common shares					
High	**$ 3.55**	**$ 3.74**	**$ 3.90**	**$ 3.68**	**$ 3.90**
Low	**$ 2.70**	**$ 3.00**	**$ 3.12**	**$ 3.25**	**$ 2.70**
Number of common shares traded	**4,797,624**	**2,619,819**	**1,367,335**	**1,988,062**	**10,772,840**

2000

(Unaudited)	Three Months Ended Mar. 31	June 30	Sept. 30	Dec. 31	Year Ended Dec. 31
Revenues ($000)	$ 401,004	$ 383,590	$ 371,978	$ 374,406	$1,530,978
Earnings from operations ($000)	23,969	16,017	12,422	13,734	66,142
Earnings before taxes ($000)	18,528	10,095	6,361	7,309	42,293
Net earnings ($000)	10,648	5,946	3,507	3,799	23,900
Basic earnings per common share	$ 0.21	$ 0.14	$ 0.08	$ 0.09	$ 0.53
Market price of common shares					
High	$ 4.20	$ 4.95	$ 4.15	$ 3.85	$ 4.95
Low	$ 3.40	$ 3.75	$ 3.77	$ 2.75	$ 2.75
Number of common shares traded	5,361,649	2,177,764	2,507,441	3,599,429	13,646,283

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: March 1, 2002

By: (Signed) Brian R. Hedges

Brian R. Hedges
Executive Vice President & CFO